Exhibit 99.9

CRONOS GROUP INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Nine Month Periods Ended September 30, 2017 and September 30, 2016

(in Canadian dollars)

Cronos Group Inc.

Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2017 and

September 30, 2016

(Unaudited)

Contents

Condensed Interim Consolidated Financial Statements:

Notice to Shareholders	1

Condensed Interim Consolidated Statements of Financial Position	2

Condensed Interim Consolidated Statements of Operations and Comprehensive Income	3

Condensed Interim Consolidated Statements of Changes in Equity	4

Condensed Interim Consolidated Statements of Cash Flows	5

Notes to Condensed Interim Consolidated Financial Statements	6-28

Cronos Group Inc.

Condensed Interim Consolidated Financial Statements

Notice of no auditor review of the condensed interim consolidated financial statements

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the condensed interim consolidated financial statements, they must be accompanied by a notice indicating that the condensed interim consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of Cronos Group Inc. (the “Company”) have been prepared by and are the responsibility of the Company’s management and approved by the Board of Directors.

The Company’s independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with the standards established by the Chartered Professional Accountants of Canada, for a review of condensed interim consolidated financial statements by an entity’s auditor.

November 28, 2017

Cronos Group Inc.

Condensed Interim Consolidated Statements of Financial Position

As at September 30, 2017 and December 31, 2016

(Unaudited)

		As at	As at
	Notes	September 30, 2017	December 31, 2016

Assets
Current
Cash		$16,534,420	$3,464,208
Accounts receivable		399,908	107,166
Prepaids and other receivables		2,203,550	503,155
Biological assets	6	2,811,296	1,794,740
Inventory	6	4,798,513	1,908,486
Loans receivable	7	314,089	308,833
		27,061,776	8,086,588
Investment in Whistler Medical Marijuana Company	8	4,004,558	2,565,412
Other investments	9	4,811,325	5,127,258
Property, plant and equipment	10	30,538,507	14,122,288
Goodwill	5	1,792,000	1,792,000
Other intangible assets	5	11,207,050	11,207,050
		$79,415,216	$42,900,596

Liabilities
Current
Indebtedness	13	$868,507	$—
Trade payables and other liabilities		4,645,264	1,175,600
Purchase price liability	4	—	2,590,367
Mortgage payable	11	—	4,000,000
		5,513,771	7,765,967
Construction loan payable	12	5,022,077	—
Deferred income tax liability	19	1,359,000	1,457,000
		11,894,848	9,222,967

Shareholders’ Equity
Share capital	14(a)	67,566,497	33,590,324
Warrants	14(b)	3,364,271	3,982,895
Contributed surplus	15	1,638,202	735,489
Accumulated deficit		(5,787,674)	(6,215,569)
Accumulated other comprehensive income		739,072	1,584,490
		67,520,368	33,677,629
		$79,415,216	$42,900,596
Going concern	2(b)
Contingencies	18
Subsequent events	22

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Approved on behalf of the Board of Directors:

“Michael Gorenstein”	“Michael Krestell”
Director	Director

Cronos Group Inc.

Condensed Interim Consolidated Statements of Operations and Comprehensive Income

For the three and nine month periods ended September 30, 2017 and September 30, 2016

(Unaudited)

		Three months ended		Nine months ended
		September 30,		September 30,
	Notes	2017	2016	2017	2016

Product sales		$1,314,114	$123,647	$2,471,571	$123,647

Cost of sales
Inventory expensed to cost of sales		1,788,732	—	3,489,277	—
Production costs		529,245	258,902	939,601	357,361
Gain on revaluation of biological assets	6	(3,008,190)	(392,405)	(6,118,180)	(432,873)
		(690,213)	(133,503)	(1,689,302)	(75,512)
Gross margin, net of revaluation of biological assets		2,004,327	257,150	4,160,873	199,159

Investment income
Share of income (loss) from investment in Whistler Medicinal Marijuana Company	8	(53,596)	134,638	363,266	131,642
Reversal of impairment loss on loans receivable		—	725,150	—	725,150
Interest income from loans receivable	7	—	2,212	5,256	2,212
Gain (loss) on other investments	9	1,128,025	(346,970)	2,398,838	(1,672,954)
		1,074,429	515,030	2,767,360	(813,950)

Expenses
Salary and benefits		432,202	23,035	1,729,632	341,903
Stock-based compensation	15	538,840	287,366	1,170,209	293,294
General and administration		809,261	640,077	2,850,416	1,147,593
Interest expense		21,931	24,554	164,078	108,801
Depreciation	10	255,069	87,755	684,003	214,854
		2,057,303	1,062,787	6,598,338	2,106,445

Income (loss) before income taxes		1,021,453	(290,607)	329,895	(2,721,236)
Income tax recovery	19	76,000	63,000	98,000	161,000
Net income (loss)		$1,097,453	$(227,607)	$427,895	$(2,560,236)
Gain (loss) on revaluation of other investments	9	(2,170)	217,915	692,170	217,915
Total comprehensive income (loss)		$1,095,283	$(9,692)	$1,120,065	$(2,342,321)

Weighted average number of
outstanding shares, basic	16	134,913,931	64,067,295	130,782,161	64,067,295
Weighted average number of
outstanding shares, diluted	16	143,592,860	64,067,295	139,461,090	64,067,295
Basic earnings (loss) per share	16	$0.01	$(0.00)	$0.00	$(0.04)
Diluted earnings (loss) per share	16	$0.01	$(0.00)	$0.00	$(0.04)

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Cronos Group Inc.

Interim Statements of Changes in Equity

For the nine month periods ended September 30, 2017 and September 30, 2016

(Unaudited)

							Accumulated
							other
		Number of			Contributed	Accumulated	comprehensive
	Notes	shares	Share capital	Warrants	surplus	deficit	income	Total

Balance at January 1, 2016		42,618,971	$14,799,821	$1,328,882	$598,650	$(5,025,498)	$—	$11,701,855
Shares issued	14(b)	32,432,425	3,146,204	2,832,029	—	—	—	5,978,233
Shares issued	14(a)	42,857,140	14,821,734	—	—	—	—	14,821,734
Options issued	15	—	—	—	5,928	—	—	5,928
Options issued	15	—	—	—	287,366	—	—	287,366
Options exercised	15	370,780	132,972	—	(36,902)	—	—	96,070
Warrants exercised	14(b)	155,000	42,927	(14,527)	—	—	—	28,400
Conversion of convertible loans payable	14(a)	1,150,000	115,000	—	—	—	—	115,000
Subscription shares		—	—	—	38,426	—	—	38,426
Share issuance costs		—	(161,713)	—	—	—	—	(161,713)
Net loss		—	—	—	—	(2,560,236)	—	(2,560,236)
Other comprehensive income		—	—	—	—	—	217,915	217,915
Balance at September 30, 2016		119,584,316	$32,896,945	$4,146,384	$893,468	$(7,585,734)	$217,915	$30,568,978

							Accumulated
							other
		Number of			Contributed	Accumulated	comprehensive
	Notes	shares	Share capital	Warrants	surplus	deficit	income	Total

Balance at January 1, 2017		121,725,748	$33,590,324	$3,982,895	$735,489	$(6,215,569)	$1,584,490	$33,677,629
Shares issued	14(a)	7,705,000	17,336,250	—	—	—	—	17,336,250
Shares issued	14(a)	6,671,112	15,010,002	—	—	—	—	15,010,002
Options vested	15	—	—	—	1,170,209	—	—	1,170,209
Options exercised	15	478,746	752,425	—	(267,496)	—	—	484,929
Warrants exercised	14(b)	6,072,096	2,228,252	(618,624)	—	—	—	1,609,628
Share issuance costs		—	(1,350,756)	—	—	—	—	(1,350,756)
Recycling of unrealized gains to net income	9	—	—	—	—	—	(1,537,588)	(1,537,588)
Net loss		—	—	—	—	427,895	—	427,895
Other comprehensive income		—	—	—	—	—	692,170	692,170
Balance at September 30, 2017		142,652,702	$67,566,497	$3,364,271	$1,638,202	$(5,787,674)	$739,072	$67,520,368

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Cronos Group Inc.

Interim Statements of Cash Flows

For the three and nine month periods ended September 30, 2017 and September 30, 2016

(Unaudited)

		Three months ended		Nine months ended
		September 30,		September 30,
	Notes	2017	2016	2017	2016

Operating activities
Net income (loss)		$1,097,453	$(227,607)	$427,895	$(2,560,236)
Items not affecting cash:
Share of loss (income) from investment in Whistler Medical Marijuana Company	8	53,596	(134,638)	(363,266)	(131,642)
Depreciation		255,069	87,755	684,003	214,854
Deferred income tax recovery	19	(76,000)	(63,000)	(98,000)	(161,000)
Gain on reversal of impairment losses on loans receivable		—	(725,150)	—	(725,150)
Loss (gain) on other investments	9	(1,128,025)	346,970	(2,398,838)	1,672,954
Stock-based compensation	15	538,840	287,366	1,170,209	293,294
		740,933	(428,304)	(577,997)	(1,396,926)
Net changes in non-cash working capital:
Increase in prepaids and other receivables		451,811	(91,522)	(1,700,395)	(63,778)
Decrease (increase) in inventory		(2,085,272)	78,727	(2,890,027)	73,227
Increase in biological assets		(26,505)	(392,405)	(1,016,556)	(432,873)
Decrease in loans receivable		—	7,046	—	7,046
Increase in accrued interest receivable		—	—	(5,256)	—
Decrease (increase) in accounts receivable		(101,805)	13,983	(292,742)	13,983
Increase (decrease) in trade payable and other liabilities		3,261,172	(2,059,629)	3,469,664	(2,921,304)
Cash flows used in operating activities		2,240,334	(2,872,104)	(3,013,309)	(4,720,625)
Investing activities
Cash acquired from Peace		—	109,443	—	109,443
Advances of loans receivable to Peace Naturals prior to acquisition		—	(771,898)	—	(771,898)
Acquisition of Peace Naturals		—	(6,247,543)	—	(6,247,543)
Purchase of property, plant and equipment	10	(11,570,867)	(112,116)	(17,100,222)	(181,729)
Repayment of purchase price liability	4	(1,291,496)	—	(2,590,367)	—
Proceeds from sale of other investments	9	3,383,446	—	5,153,647	—
Investment in Whistler Medical Marijuana Company	8	—	—	(1,075,880)	—
Investment in AbCann Global Corporation	9	—	—	(1,016,000)	—
Exercise of AbCann warrants	9	(2,268,293)	—	(2,268,293)	—
Dividends received from Whistler Medical
Marijuana Company		—	—	—	2,154
Cash flows used in investing activities		(11,747,210)	(7,022,114)	(18,897,115)	(7,089,573)
Financing activities
Increase in indebtedness	13	868,507	—	868,507	—
Repayment of mortgage payable	11	—	—	(4,000,000)	(500,000)
Proceeds from construction loan payable	12	5,022,077	—	5,022,077	—
Repayment of deposit payable		—	—	—	(200,000)
Repayment of promissory note payable		—	—	—	(950,000)
Repayment of loans		—	(2,688,938)	—	(2,688,938)
Proceeds from exercise of warrants	14(b)	720,261	28,400	1,609,628	28,400
Proceeds from issuance of warrants		—	—	—	2,832,029
Proceeds from exercise of options	15	43,293	96,070	484,929	96,070
Proceeds from share subscriptions		—	38,426	—	38,426
Proceeds from share issuance	14(a)	15,010,002	14,821,734	32,346,252	17,967,938
Share issuance costs		(29,114)	(96,651)	(1,350,756)	(161,713)
Cash flows provided by financing activities		21,635,026	12,199,041	34,980,637	16,462,212
Net change in cash		12,128,149	2,304,823	13,070,212	4,652,014
Cash - beginning of period		4,406,271	3,474,531	3,464,208	1,127,340
Cash - end of period		$16,534,420	$5,779,354	$16,534,420	$5,779,354
Supplemental cash flow information
Interest paid		$22,076	$40,000	$222,076	$174,400

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Cronos Group Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2017 and September 30, 2016

(Unaudited)

1.                   Nature of business

Cronos Group Inc. (“Cronos” or the “Company”), was incorporated as 2339498 Ontario Inc. under the Business Corporations Act (Ontario) on August 21, 2012, changed its name on October 18, 2012 to Searchtech Ventures Inc. (“Searchtech”) and was classified as a Capital Pool Company as defined pursuant to Policy 2.4 of the TSX Venture Exchange (“TSX-V”). Cronos is a publicly traded corporation, with its head office located at 76 Stafford Street, Suite 302, Toronto, Ontario, M6J 2S1. The Company’s common shares are listed on TSX-V under the trading symbol “MJN”.

On December 10, 2014, the Company closed its Qualifying Transaction (the “Transaction”) with Hortican Inc. (“Hortican”), a company whose business model is to invest in medical marijuana companies in Canada, pursuant to which the shareholders of Hortican completed a reverse takeover of the Company. Immediately prior to the completion of the Transaction, the Company consolidated its shares on a one for seven (1:7) basis. Following these changes, Hortican amalgamated with 8996741 Canada Inc., a wholly owned subsidiary of the Company formed solely for the purpose of facilitating the Transaction. Pursuant to the amalgamation, the Company indirectly acquired all of the issued and outstanding shares of and issued post-consolidation shares of the Company on the basis of approximately 2.1339 post-consolidation shares for each one of Hortican’s shares. Hortican warrants, stock options, and convertible debentures are also exchangeable at the same conversion ratio, and the exercise price for such securities is divided by the conversion ratio.

Effective upon the closing of the Transaction, the financial year end of the Company was changed from March 31 of each year to December 31 of each year to align the financial years of the Company to that of Hortican.

For the purposes of accounting for the Transaction, Hortican is considered the acquirer and the Company, the acquiree. Accordingly, the consolidated financial statements are in the name of Cronos Group Inc., however they are a continuation of the financial statements of Hortican, which was incorporated under the Business Corporations Act (Ontario) on January 17, 2013. The Company began rebranding itself as Cronos Group Inc. on October 6, 2016. The Company finalized its name change to Cronos Group Inc. on February 27, 2017.

In the Zone Produce Ltd. (“In the Zone”) was incorporated under the Business Corporations Act (British Columbia) on March 15, 2013. In the Zone is a licensed producer and seller of medical cannabis pursuant to the provisions of the Access to Cannabis for Medical Purposes Regulation (“ACMPR”) and the Controlled Drugs and Substances Act and its Regulations (“CDS”). Health Canada issued the license to produce to In the Zone on February 26, 2014, and the license to sell on February 28, 2017. In the Zone was acquired by Hortican on November 5, 2014. On October 4, 2017, the Company announced the rebranding of In the Zone Produce Ltd. to Original BC Ltd. (“OGBC”). As part of this rebranding, OGBC’s legal name change became effective on October 16, 2017 and it was continued under the Business Corporations Act (Canada). The OGBC Commercial License was amended to reflect the name change on October 20, 2017.

Peace Natural Projects Inc. (“Peace Naturals”) was incorporated under the Business Corporations Act on November 21, 2012. Peace Naturals is a licensed producer and seller of medical cannabis pursuant to the provisions of the ACMPR and the CDS. Health Canada issued the license to Peace Naturals on October 31, 2013, which was successfully renewed on November 1, 2016. Peace Naturals was acquired by Hortican on September 6, 2016. Additional information on the transaction is disclosed in Note 4.

2.                   Basis of presentation

The condensed interim consolidated financial statements for the three and nine month periods ended September 30, 2017 and September 30, 2016 have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting.” The same accounting policies and methods of computation as those used in the preparation of the fiscal 2016 Annual Report were followed in the preparation of these condensed interim consolidated financial statements.

Cronos Group Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2017 and September 30, 2016

(Unaudited)

2.                   Basis of presentation (continued)

The condensed interim consolidated financial statements do not conform in all respects to the requirements of International Financial Reporting Standards as issued by the International Accounting Standards Board for annual financial statements. Accordingly, these condensed interim consolidated financial statements should be read in conjunction with the December 31, 2016 audited consolidated financial statements and notes.

(a)              Basis of consolidation

These condensed interim consolidated financial statements include the accounts of Cronos Group Inc., and its wholly owned subsidiaries, Hortican Inc., In the Zone Produce Ltd., and Peace Naturals Project Inc. All intercompany transactions, balances, revenues and expenses have been eliminated. The Company applies the acquisition method to account for business combinations in accordance with IFRS 3. Acquisition related costs are expensed as incurred.

(b)              Going concern

These condensed interim consolidated financial statements have been prepared with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The Company’s ability to continue in the normal course of operations is dependent on its ability to raise debt and equity financing, generate funds through the sale of its investments at amounts favourable to the Company, and on the ability of its subsidiaries to successfully renew their licenses to produce and sell medical cannabis. There are no assurances that the Company will be successful in achieving these goals. These circumstances cast significant doubt on the Company’s ability to continue as going concern and ultimately on the appropriateness of the use of the accounting principles applicable to a going concern. These interim condensed financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

(c)               Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These condensed interim consolidated financial statements were approved by the Board of Directors on November 27, 2017.

(d)              Basis of measurement

Apart from certain assets and liabilities measured at fair value as required under certain IFRSs, the condensed interim consolidated financial statements have been presented and prepared on the basis of historical cost.

(e)               Functional and presentation currency

These condensed interim consolidated financial statements are presented in Canadian dollars, which is the functional currency of the Company and all subsidiaries.

Cronos Group Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2017 and September 30, 2016

(Unaudited)

2.                   Basis of presentation (continued)

(f)                Estimates and critical judgments by management

The preparation of these condensed interim consolidated financial statements in conformity with International Financial Reporting Standards requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the current period. These estimates are reviewed periodically and adjustments are made to income as appropriate in the year they become known. Items for which actual results may differ materially from these estimates are described in the following section.

(i)                  Warrants and options

Warrants and options are initially recognized at fair value, based on the application of the Black-Scholes option pricing model. This pricing model requires management to make various assumptions and estimates which are susceptible to uncertainty, including the volatility of the share price, expected dividend yield and expected risk-free interest rate.

(ii)               Useful lives of property, plant and equipment

Depreciation of property, plant and equipment is dependent upon estimates of useful lives, which are determined through the exercise of judgement. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of the assets.

(iii)            Impairment of cash-generating units and goodwill

The impairment test for cash generating units (“CGUs”) to which goodwill is allocated is based on the value in use of the CGU, determined in accordance with the expected cash flow approach. The calculation is based primarily on assumptions used to estimate future cash flows, the cash flow growth rate and the discount rate used.

(iv)           Impairment of long-lived assets

Long-lived assets, including property, plant and equipment and intangible assets are reviewed for impairment at each statement of financial position date or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or group of assets (CGU). The recoverable amount of an asset or a CGU is the higher of its fair value, less costs to sell, and its value in use. If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in profit or loss by the amount by which the carrying amount of the asset exceeds the recoverable amount. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

Cronos Group Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2017 and September 30, 2016

(Unaudited)

2.                   Basis of presentation (continued)

(f)                Estimates and critical judgments by management (continued)

(v)              Fair value of financial assets available-for-sale

Financial assets available for sale consist of privately and publicly held investments. Determination of the fair values of privately held investments requires the Company to make various assumptions about the future prospects of the investees, the economic, legal, and political environment in which the investees operate, and the ability of the investees to obtain financing to support their operations. As a result, any value estimated may not be realized or realizable, and the values may differ from values that would be realized if a ready market existed.

The determination of fair value of the Company’s privately held investments is subject to inherent limitations. Financial information for private companies may not be available, or may be unreliable. Use of the valuation approach involves uncertainties and management judgments, and any value estimated from the approach may not be realized or realizable.

(vi)           Income taxes

Income taxes and tax exposures recognized in the condensed interim consolidated financial statements reflect management’s best estimate of the outcome based on facts known at the reporting date. When the Company anticipates a future income tax payment based on its estimates, it recognizes a liability. The difference between the expected amount and the final tax outcome has an impact on current and deferred taxes when the Company becomes aware of this difference.

In addition, when the Company incurs losses that cannot be associated with current or past profits, it assesses the probability of taxable profits being available in the future based on its budgeted forecasts. These forecasts are adjusted to take account of certain non-taxable income and expenses and specific rules on the use of unused credits and tax losses. When the forecasts indicate that sufficient future taxable income will be available to deduct the temporary differences, a deferred tax asset is recognized for all deductible temporary differences.

(vii)        Biological assets and inventory

Biological assets, consisting of cannabis plants, are measured at fair value less costs to sell. At the point of harvest, the biological assets are transferred to inventory at fair value less costs to sell, as a result, critical estimates related to the valuation of biological assets are also applicable to inventory.

Determining the fair value less costs to sell requires the Company to make assumptions about the expected future yield from the cannabis plants, the value associated with each stage of the plants’ growth cycle, estimated selling price, costs to convert harvested cannabis to finished goods, and costs to sell. The Company’s estimates, are, by their nature, subject to change. Gains or losses arising from changes in these estimates will be reflected in the fair value less costs to sell, and included in the results of operations for the period.

Cronos Group Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2017 and September 30, 2016

(Unaudited)

3.                   New and revised standards and interpretations issued but not yet effective

(a)              AMENDMENTS TO IFRS 2 SHARE-BASED PAYMENTS

IFRS 2 clarifies how to account for certain types of share-based payment transactions. The amendments provide

(b)              IFRS 9 FINANCIAL INSTRUMENTS

IFRS 9 addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit and loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at fair value through profit and loss or at fair value through other comprehensive income. The effective date of this standard is January 1, 2018. The Company will adopt this new standard as of its effective date. The Company is currently analyzing the possible impact of this Standard on its condensed interim consolidated financial statements.

(c)               IFRS 15 REVENUE FROM CONTRACTS WITH CUSTOMERS

IFRS 15 was issued by IASB in May 2014 and specifies how and when revenue should be recognized based on a five-step model, which is applied to all contracts with customers. IFRS 15 becomes effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company will adopt this new standard as of its effective date. The Company is currently analyzing the possible impact of this Standard on its condensed interim consolidated financial statements.

(d)              IFRS 16 LEASES

IFRS 16 was issued in January 2016 and replaces the previous guidance on leases. This standard provides a single recognition and measurement model to be applied to leases, with required recognition of assets and liabilities for most leases. This standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted if the Company is also applying IFRS 15, Revenue from Contracts with Customers. The Company will adopt this new standard as of its effective date. The Company is currently evaluating the impact of the adoption of this new standard on its condensed interim consolidated financial statements.

4.                   Acquisition of Peace Naturals

On September 6, 2016, the Company acquired all of the remaining issued and outstanding shares of Peace Naturals, a company headquartered in Stayner, Ontario. Consideration for the acquisition included $6,247,543 in cash at close and $2,590,367 (approximately 30%) to be paid once all conditions of the agreement are settled. The conditions were based on the passage of time to ensure there were no additional liabilities identified. During the nine months ended September 30, 2017, the full balance of the purchase price liability has been repaid by the Company. As of the acquisition date, the Company owns 100% of the outstanding shares of Peace. As the Company previously held shares of Peace, the acquisition is considered a step acquisition and resulted in a loss due to fair value remeasurement.

Cronos Group Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2017 and September 30, 2016

(Unaudited)

4.                   Acquisition of Peace Naturals (continued)

The purchase price allocation for this acquisition is shown below:

Fair value of consideration transferred:
Cash	$6,247,543
Liability (i)	2,590,367
8,837,910

Fair value of previously held interest:
Fair value of previously held interest immediately before acquisition	3,314,960
Loss due to fair value remeasurement at acquisition date	(346,970)
2,967,990
$11,805,900

Fair value of net assets acquired:
Cash	$109,443
Accounts receivable	50,647
Prepaid and deposits	29,000
Inventory	1,194,417
Biological assets	865,542
Property and equipment	10,281,935
Goodwill	1,400,000
Other intangible assets (ii)	9,595,824
Accounts payable and accrued liabilities	(2,860,072)
Loans payable	(7,460,836)
Deferred tax liability	(1,400,000)
$11,805,900

The Company finalized its assessment of the purchase price allocation during the three month period ended September 30, 2017. The allocation of the consideration paid remains consistent with the initial valuation.

(i)                  During the nine months ended September 30, 2017, the full balance of the liability has been repaid by the Company.

(ii)               Other intangible assets include a Health Canada license.

5.                   Intangible assets

			As at
	Balance at		September 30,
Goodwill	January 1, 2017	Additions	2017
In the Zone	$392,000	$—	$392,000
Peace Naturals (Note 4)	1,400,000	—	1,400,000
	$1,792,000	$—	$1,792,000

Cronos Group Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2017 and September 30, 2016

(Unaudited)

5.                   Intangible assets (continued)

			As at
	Balance at		September 30,
Other intangible assets	January 1, 2017	Additions	2017
In the Zone Health Canada License	$1,611,226	$—	$1,611,226
Peace Naturals (Note 4)	9,595,824	—	9,595,824
	$11,207,050	$—	$11,207,050

6.                   Biological assets and inventory

The Company’s biological assets consist of medical cannabis plants. The changes in the carrying amount of the biological assets are as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
Carrying amount - beginning of period	$2,784,791	$45,968	$1,794,740	$—
Purchase of biological assets	—	—	—	5,500
Changes in fair value of biological assets	3,008,190	392,405	6,118,180	432,873
Increase due to acquisition of Peace Naturals	—	865,542	—	865,542
Transferred to inventory upon harvest	(2,981,685)	(156,641)	(5,101,624)	(156,641)
Carrying amount - end of period	$2,811,296	$1,147,274	$2,811,296	$1,147,274

The Company estimates the harvest yields for the plants varies at different stages of growth. As of September 30, 2017, it is expected that the Company’s biological assets will yield approximately 489.3 kg of medical cannabis (December 31, 2016 -213 kg). As at September 30, 2017, the Company held 597.2 kg of finished goods (December 31, 2016 - 236 kg) and 0.298 kg of seeds in raw material (December 31, 2016 - 0.298 kg), and has 4,065 plants that are biological assets (December 31, 2016 - 2,558 plants).

The valuation of the medical cannabis plants was completed using the Company’s internal model. Significant assumptions used in determining the fair value of medical cannabis plants include: (a) stage of plant growth, (b) wastage of plants in their various stages, (c) sale price less cost to sell, and (d) harvest yield. Management believes that differences arising from the sensitivity of the inputs are not material.

Inventory consists of the following:

	As at	As at
	September 30,	December 31,
	2017	2016
Finished goods	$2,029,485	$1,502,064
Raw materials	2,465,254	193,880
Supplies and consumables	303,773	212,542
	$4,798,513	$1,908,486

Cronos Group Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2017 and September 30, 2016

(Unaudited)

7.                   Loans receivable

	As at	As at
	September 30,	December 31,
	2017	2016
Loan receivable from Evergreen Medicinal Supply Inc. (“Evergreen”) (i)	$264,750	$264,750
Loan receivable from Vert/Green Medical Inc. (“Vert”) (ii)	—	375,000
	264,750	639,750
Add: Accrued interest	49,339	92,017
	314,089	731,767
Less: Principal and interest received	—	(422,934)
Loans receivable	$314,089	$308,833

(i)                  During the year ended December 31, 2016, the Company revised the estimates of the recoverability of the loan due to updated and favourable operational conditions, and wrote up the loan to the initial amount of $264,750 plus accrued interest of approximately $37,500. The loan is due on demand, bearing interest at 8% per year, calculated and payable annually in arrears.

(ii)               During the year ended December 31, 2016, the full amount of the loan plus accrued interest was repaid and the entire amount was recovered. The loan was due on demand, and bore interest at 8% per year, calculated and payable semi-annually in arrears.

8.                   Investment in Whistler Medical Marijuana Company

As at September 30, 2017, the investment represents approximately 21.5% (December 31, 2016 - 21.5%) ownership in Whistler Medical Marijuana Company, incorporated in Canada. Whistler Medical Marijuana Company is a licensed producer and seller of medical marijuana with operations in British Columbia, Canada. The investment is accounted for using the equity method.

Reconciliation of the carrying amount of the investment is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
Balance - beginning of period	$4,058,154	$2,399,465	$2,565,412	$2,404,615
Purchase of additional shares	—	—	1,075,880	—
Company’s share of dividends paid	—	—	—	(2,154)
Company’s share of income (loss)	(53,596)	134,638	363,266	131,642
Balance - end of period	$4,004,558	$2,534,103	$4,004,558	$2,534,103

Cronos Group Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2017 and September 30, 2016

(Unaudited)

9.                   Other investments

Other investments consist of investments in common shares of several companies in the medicinal marijuana industry. These shares, with the exception of Evergreen Medicinal Supply Inc., are traded in an active market, and as a result have a reliably measurable fair value.

	As at	As at
	September 30,	December 31,
Available-for-sale investments	2017	2016
The Hydropothecary Corporation (“Hydropothecary”) (i)	$340,204	$412,502
Canopy Growth Corporation (“Canopy”) (ii)	316,218	337,010
AbCann Global Corp. (“AbCann”) (iii)	3,780,996	3,073,172
Evergreen Medicinal Supply Inc. (“Evergreen”) (iv)	300,000	300,000
	$4,737,418	$4,122,684
Fair value through profit and loss investment
AbCann Global Corp. - share warrants (v)	$73,908	$1,004,574
	$4,811,325	$5,127,258

(i)                  During the nine month period ended September 30, 2017, BFK Capital Corp. acquired all of the outstanding shares of Hydropothecary Corporation, and began trading as Hydropothecary Corporation, (TSX-V:THCX). As a result of this transaction, Hydropothecary Corporation executed a 6:1 stock split.

During the nine months ended September 30, 2017, the Company sold some of its shares of Hydropothecary for proceeds of $543,482. The cumulative gain previously recognized as other comprehensive income on these shares was reclassified to income during the period. The remaining shares were revalued at September 30, 2017 based on the fair market value, with the gain recognized as other comprehensive income.

(ii)               During the nine months ended September 30, 2017, the Company sold some of its shares of Canopy for proceeds of $87,653. The cumulative gain previously recognized as other comprehensive income on these shares was reclassified to income during the period. The remaining shares were revalued at September 30, 2017 based on the fair market value, with the gain recognized as other comprehensive income.

(iii)            During the nine months ended September 30, 2017, AbCann Medicinals Inc. performed a reverse takeover with Panda Capital Inc. As a result of this transaction, AbCann began trading as AbCann Global Corporation (TSX-V:ABCN). Furthermore, the Company subscribed for additional shares of AbCann of $1,016,000 during the nine month period ended September 30, 2017.

During the nine months ended September 30, 2017, the Company sold some of its shares of AbCann for proceeds of $4,522,512. The cumulative gain previously recognized as other comprehensive income on these shares was reclassified to income during the period. The remaining shares were revalued at September 30, 2017 based on the fair market value, with the gain recognized as other comprehensive income.

Cronos Group Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2017 and September 30, 2016

(Unaudited)

9.                   Other investments (continued)

(iv)           On March 16, 2017, Evergreen received a cultivation license under the ACMPR. As a result, the Company completed its subscription for a second tranche of shares of Evergreen for $100,000 and exercised its option to acquire an additional 5% of the equity of Evergreen for $500,000, for a total additional investment of $600,000. However, Evergreen, through its counsel, has indicated that the Company is not entitled to any interest in Evergreen and has rejected the payment. The Company filed a statement of claim in the Supreme Court of British Columbia and Evergreen has filed a statement of defence. The Company intends to vigorously pursue the enforcement of its rights to acquire equity in Evergreen.

(v)              During the nine months ended September 30, 2017, the Company exercised 3,658,537 warrants for $2,268,293, for additional shares of AbCann. As at September 30, 2017, the fair value of the remaining warrants was estimated using the Black-Scholes option pricing model with the following assumptions: risk free rate: 0.71 - 1.10% (December 31, 2016 - 0.60 - 0.73%); volatility: 65% (December 31, 2016 - 65%); expected life: 0.01 - 1.27 (December 31, 2016 - 0.7 - 1.7 years); and dividend yield: Nil% (December 31, 2016 - Nil%).

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
The Hydropothecary Corporation (i)	$362,983	$—	$362,983	$—
Canopy Growth Corporation (ii)	—	—	36,059	—
AbCann Global Corp. - shares (iii)	1,050,673	—	2,088,897	—
AbCann Global Corp. - share warrants (v)	(285,630)	—	(89,100)	—
Peace Naturals Project Inc.	—	(346,970)	—	(1,672,954)

Gain (loss) recognized through profit-and-loss	$1,128,025	$(346,970)	$2,398,838	$(1,672,954)

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
The Hydropothecary Corporation (i)	$(115,049)	$125,003	$198,452	$125,003
Canopy Growth Corporation (ii)	81,119	—	46,582	—
AbCann Global Corp. - shares (iii)	31,760	—	447,136	—
VertMedical Inc. - shares	—	92,912	447,136	92,912
Gain (loss) recognized through other
comprehensive income	$(2,170)	$217,915	$1,139,306	$217,915

Cronos Group Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2017 and September 30, 2016

(Unaudited)

10.            Property, plant and equipment

			As at
	Balance at		September 30,
Cost	January 1, 2017	Additions	2017
Land	$1,558,177	$—	$1,558,177
Building structures	2,761,262	3,197,233	5,958,495
Vehicles	31,430	58,528	89,958
Furniture and equipment	31,706	6,125	37,831
Computer equipment	47,434	4,276	51,710
Software	40,587	14,486	55,073
Fencing	3,249	—	3,249
Security equipment	471,376	189,071	660,447
Production equipment	2,105,261	911,022	3,016,283
Road	137,376	—	137,376
Leasehold improvements	1,428,965	—	1,428,965
Construction in progress	6,034,162	12,719,481	18,753,643
	$14,650,985	$17,100,222	$31,751,207

10. Property, plant and equipment (continued)

			As at
	Balance at		September 30,
Accumulated depreciation	January 1, 2017	Additions	2017
Building structures	$120,141	$163,660	$283,801
Vehicles	3,929	12,772	16,701
Furniture and equipment	13,718	5,215	18,933
Computer equipment	25,712	11,537	37,249
Software	10,147	14,131	24,278
Fencing	975	244	1,219
Security equipment	58,595	85,548	144,143
Production equipment	103,434	274,368	377,802
Road	5,677	4,123	9,800
Leasehold improvements	186,369	112,405	298,774
	$528,697	$684,003	$1,212,700
Net book value	$14,122,288		$30,538,507

Cronos Group Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2017 and September 30, 2016

(Unaudited)

10.            Property, plant and equipment (continued)

				As at
	Balance at			September 30,
Cost	January 1, 2016	Additions	Acquisitions	2016
Land	$210,000	$—	$725,000	$935,000
Building structures	824,127	—	1,875,000	2,699,127
Vehicles	—	—	31,430	31,430
Furniture and equipment	26,658	—	5,048	31,706
Computer equipment	28,859	—	18,575	47,434
Software	—	—	2,648	2,648
Fencing	3,249	—	—	3,249
Security equipment	179,898	49,166	—	229,064
Production equipment	72,656	72,920	1,624,234	1,769,810
Road	137,376	—	—	137,376
Leasehold improvements	1,363,014	59,643	—	1,422,657
Construction in progress	—	—	6,000,000	6,000,000
	$2,845,837	$181,729	$10,281,935	$13,309,501

			As at
	Balance at		September 30,
Accumulated depreciation	January 1, 2016	Additions	2016
Building structures	$62,569	$37,232	$99,801
Vehicles	—	620	620
Furniture and equipment	7,998	4,065	12,063
Computer equipment	12,111	7,622	19,733
Software	—	87	87
Fencing	650	244	894
Security equipment	7,915	27,734	35,649
Production equipment	14,455	24,076	38,531
Road	181	4,122	4,303
Leasehold improvements	40,072	109,052	149,124
	$145,951	$214,854	$360,805
Net book value	$2,699,886		$12,948,696

11.            Mortgage payable

On September 6, 2016, the Company obtained a mortgage in connection with the acquisition of Peace Naturals (Note 4) with a principal balance of $4,000,000. The mortgage was interest-bearing at 12% per annum compounded and payable monthly. The mortgage was secured by a first charge on Peace Natural’s property as well as a first ranking security interest charging all the personal property of Peace Naturals and each covenantor in the amount of the loan. The mortgage matured on June 1, 2017 and was fully repaid.

Cronos Group Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2017 and September 30, 2016

(Unaudited)

12.            Construction loan payable

	As at	As at
	September 30,	December 31,
	2017	2016
First advance	$6,304,494	$—
Less: transaction costs	(1,282,418)	—
	$5,022,077	$—

On August 23, 2017, Peace Naturals, as borrower, signed a construction loan agreement with Romspen Investment Corporation as lender, to borrow $40,000,000, to be funded by way of multiple advances. The aggregate advances are limited to $35,000,000 until the lender receives an appraisal valuing the property in British Columbia at an amount of not less than $8,000,000. The loan bears interest a rate of 12% per annum, calculated and compounded monthly, in arrears, on the amounts advanced from the date of each advance. The term of the loan is two years, with the borrower’s option to extend for another twelve months. The loan is guaranteed by Cronos Group Inc., Hortican Inc., In the Zone, the responsible-person-in-charge and the senior-person-in-charge of In the Zone and Peace Naturals. The loan is secured as follows:

(a)              first-ranking charge on the land owned by In the Zone, Peace Naturals, and Hortican, (the “Property”) with a net book value of approximately $1,558,000 as at September 30, 2017;

(b)              first-ranking general assignment of all present and future leases of each Property;

(c)               general security agreements creating first-ranking security interests charging all the personal property of Peace Naturals and the corporate guarantors including without limitation, goods, chattel, paper, documents, accounts, intangibles, securities, monies, books and records;

(d)              specific assignment of each Property’s right, title, and interest in the construction project for which the loan is being used to fund, including licenses, permits, plans and specifications, development approvals and agreements;

(e)               acknowledgement of the status and terms of any contracts affecting or with respect to each Property including without limitation, any pertaining to ownership, insurance, shared facilities, passageway agreements, or similar matters, confirming the good status of such contracts, and the rights of the lender under such contracts;

(f)                the subordination of all other indebtedness of Peace Naturals;

(g)               an unconditional, joint and several covenant by the guarantors as principal debtor for the performance of obligations by Peace Naturals, it being understood that the lender is not obliged to proceed against Peace Naturals or exhaust any security before proceeding against the guarantors;

(h)              assignment, postponement, and subordination by the corporate guarantors in favour of the lender;

(i)                  assignment of all insurance policies with respect to each Property and the construction project;

(j)                 pledge of the shares of Peace Naturals, In the Zone, and Hortican;

(k)              an environmental indemnity from Peace Naturals and the corporate guarantors; and

(l)                  deficiency and completion guarantee from Peace Naturals and the corporate guarantors.

13.            Indebtedness

This indebtedness represents amounts owing to a broker for trades made on account.

Cronos Group Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2017 and September 30, 2016

(Unaudited)

14.            Share capital and reserves

(a)              Share capital

(i)                  Common Shares

The Company is authorized to issue an unlimited number of common shares.

The holders of the common shares are entitled to receive dividends which may be declared from time to time, and are entitled to one vote per share at meetings of the Company. All shares are ranked equally with regards to the Company’s residual assets.

During the nine months ended September 30, 2016, 42,857,140 common shares were issued in private placements, for total consideration of $14,821,734.

During the nine months ended September 30, 2016, the Company converted and accordingly discharged the convertible loans at $0.10 per share, resulting in the issuance of 1,150,000 common shares.

During the nine months ended September 30, 2017, the Company issued 7,705,000 common shares of the Company that were sold at a price of $2.25 per share for aggregate gross proceeds of $17,336,250.

During the nine months ended September 30, 2017, 6,671,112 common shares were issued in private placements, for aggregate gross proceeds of $15,010,002.

As at September 30, 2017, 1,928,984 of the Company’s shares were held in escrow (December 31, 2016 - 3,233,992). The release of these shares is subject to regulatory approval.

(ii)               Special Shares

The Company is authorized to issue an unlimited number of special shares, issuable in series.

The special shares may be issued in one or more series and the directors are authorized to fix the number of shares in each series and to determine the designation, right, privileges, restrictions and conditions attached to the shares in each series. No special shares have been issued since the Company’s inception.

(b)              Warrants

The following is a summary of changes in warrants for the period from January 1, 2016 to September 30, 2016:

	Number of
	Warrants	Amount
Balance at January 1, 2016	15,795,422	$1,328,882
Issuance of warrants - May 2016 (i)	32,432,425	2,832,029
Exercise of warrants - July 2016 (ii)	(55,000)	—
Exercise of warrants - August 2016 (iii)	(100,000)	(14,527)
Balance at September 30, 2016	48,072,847	$4,146,384

(i)                  32,432,425 units were issued in two private placements. Each unit consisted of one common share and one common share purchase warrant, for total consideration of $5,978,233. Each warrant has an exercise price of $0.245.

(ii)               55,000 warrants were exercised in exchange for $4,400 in cash. These warrants were granted on January 18, 2013, and had an exercise price of $0.08.

(iii)            100,000 warrants were exercised in exchange for $24,000 in cash. These warrants were granted on October 1, 2013, and had an exercise price of $0.24.

Cronos Group Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2017 and September 30, 2016

(Unaudited)

14.            Share capital and reserves (continued)

(b)              Warrants (continued)

The following is a summary of changes in warrants for the period from January 1, 2017 to September 30, 2017:

	Number of
	Warrants	Amount
Balance at January 1, 2017	45,885,172	$3,982,895
Exercise of warrants - January 2017 (i)	(375,565)	(163,679)
Exercise of warrants - January 2017 (ii)	(298,066)	—
Exercise of warrants - March 2017 (iii)	(1,140,351)	(116,316)
Exercise of warrants - April 2017 (iv)	(350,877)	(66,316)
Exercise of warrants - April 2017 (v)	(744,198)	—
Exercise of warrants - May 2017 (vi)	(165,377)	—
Exercise of warrants - May 2017 (vii)	(192,982)	(36,474)
Exercise of warrants - June 2017 (viii)	(50,000)	—
Exercise of warrants - July 2017 (ix)	(248,066)	—
Exercise of warrants - July 2017 (x)	(157,894)	(29,842)
Exercise of warrants - August 2017 (xi)	(2,300,000)	(201,752)
Exercise of warrants - September 2017 (xii)	(48,720)	(4,245)
Exercise of warrants - September 2017 (xiii)	(951,064)	—
Expiry of warrants	(19,210)	—
Balance at September 30, 2017	38,842,802	$3,364,271

(i)                  375,565 warrants were exercised in exchange for $266,651 in cash. These warrants were granted on January 30, 2014, and had an exercise price of $0.71.

(ii)               298,066 warrants were exercised in exchange for $23,845 in cash. These warrants were granted on January 18, 2013, and had an exercise price of $0.08.

(iii)            1,140,351 warrants were exercised in exchange for $353,509 in cash. These warrants were granted on October 8, 2015, and had an exercise price of $0.31.

(iv)           350,877 warrants were exercised in exchange for $108,772 in cash. These warrants were granted on October 28, 2015, and had an exercise price of $0.31.

(v)              744,198 warrants were exercised in exchange for $59,536 in cash. These warrants were granted on January 18, 2013, and had an exercise price of $0.08.

(vi)           165,377 warrants were exercised in exchange for $13,230 in cash. These warrants were granted on January 18, 2013, and had an exercise price of $0.08.

(vii)        192,982 warrants were exercised in exchange for $59,824 in cash. These warrants were granted on October 28, 2015, and had an exercise price of $0.31.

(viii)     50,000 warrants were exercised in exchange for $4,000 in cash. These warrants were granted January 18, 2013 and had an exercise price of $0.08.

(ix)           248,066 warrants were exercised in exchange for $19,845 in cash. These warrants were granted on January 18, 2013 and had an exercise price of $0.08.

Cronos Group Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2017 and September 30, 2016

(Unaudited)

14.            Share capital and reserves (continued)

(b)              Warrants (continued)

(x)              157,894 warrants were exercised in exchange for $48,947 in cash. These warrants were granted on October 28, 2015 and had an exercise price of $0.31.

(xi)           2,300,000 warrants were exercised in exchange for $563,500 in cash. These warrants were granted on May 17, 2016 and had an exercise price of $0.245.

(xii)        48,720 warrants were exercised in exchange for $11,936 in cash. These warrants were granted on May 27, 2016 and had an exercise price of $0.245.

(xiii)     951,064 warrants were exercised in exchange for $76,033 in cash. These warrants were granted on January 18, 2013 and had an exercise price of $0.08.

As at September 30, 2017, the Company has outstanding warrants as follows:

	Number of
Grant date	warrants	Exercise price	Expiry
January 18, 2013	3,169,624	$0.08	18-Jan-18
October 8, 2015	4,101,680	0.31	8-Oct-20
October 23, 2015	1,478,245	0.31	23-Oct-20
October 28, 2015	9,548	0.31	28-Oct-20
May 13, 2016	8,510,812	0.245	13-May-21
May 27, 2016	21,572,893	0.245	27-May-21
	38,842,802	$0.241

15.            Share-based payments

(a)              Option plan details

The Company has an incentive stock option plan, approved by shareholders on June 28, 2017 under which non-transferrable options to purchase common shares of the Company may be granted to directors, officers, or service providers of the Company. The terms of the plan provide that Directors have the right to grant options to acquire common shares of the Company at not less than the discounted market price (as set out in the plan) with the market price deemed to be closing price on the day preceding the grant at varying terms. The maximum number of common shares reserved for issuance for options that may be granted under the plan is 10% of the common shares outstanding. No amounts are paid or payable by the recipient on receipt of the option, and the options granted are not dependent on any performance-based criteria.

(b)              Summary of changes

The following is a summary of changes in options for the periods from January 1, 2016 to September 30, 2016 and from January 1, 2017 to September 30, 2017:

	Number of
	Options	Amount
Balance at January 1, 2016	1,610,003	$598,650
Issuance of options - May 2016 (i)	157,850	5,928
Issuance of options - August 2016 (ii)	1,225,000	287,366
Exercise of options - August 2016 (iii)	(213,390)	(31,000)
Exercise of options - August 2016 (iv)	(157,390)	(5,902)
Expiry of options (v)	(512,970)	—
Balance at September 30, 2016	1,610,003	$855,042

Cronos Group Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2017 and September 30, 2016

(Unaudited)

15.            Share-based payments (continued)

(b)              Summary of changes (continued)

	Number of
	Options	Amount
Balance at January 1, 2017	6,177,594	$735,489
Exercise of options - January 2017 (vi)	(32,009)	(13,956)
Exercise of options - February 2017 (vii)	(32,000)	(22,752)
Exercise of options - March 2017 (viii)	(171,695)	(104,330)
Exercise of options - April 2017 (ix)	(93,000)	(66,114)
Exercise of options - April 2017 (x)	(30,416)	(15,342)
Exercise of options - May 2017 (xi)	(35,043)	(24,912)
Exercise of options - July 2017 (xii)	(83,333)	(19,459)
Exercise of options - September 2017 (xiii)	(1,250)	(631)
Expiry of options (v)	(53,347)	—
Issuance of options - April 2017 (xiv)	3,299,000	—
Issuance of options - August 2017 (xv)	2,903,000	—
Vesting of issued options	—	1,170,209
Balance at September 30, 2017	11,847,501	$1,638,202

(i)                  During the three months ended June 30, 2016, 157,850 options were issued to a former consultant and a former director of the Company. These options had an exercise price of $0.285.

(ii)               During the three months ended September 30, 2016, 487,500 options were issued to key management of the Company and 250,000 options were issued to the various directors of the Company. These options had an exercise price of $0.50. The remaining options were granted to consultants and other employees of the Company.

(iii)            During the three months ended September 30, 2016, 213,390 options were exercised in exchange for $51,214 in cash. These options were granted on October 1, 2013, and had an exercise price of $0.24.

(iv)           During the three months ended September 30, 2016, 157,390 options were exercised in exchange for $44,856 in cash. These options were granted on May 17 and 27, 2016, and had an exercise price of $0.285.

(v)              During the three months ended September 30, 2017, 53,347 (2016 - 512,970) options expired, which had a weighted average exercise price of $1.15 (2016 - $0.96).

(vi)           During the nine months ended September 30, 2017, 32,009 options were exercised in exchange for $22,726 in cash. These options were granted on January 30, 2014, and had an exercise price of $0.71.

(vii)        During the nine months ended September 30, 2017, 32,000 options were exercised in exchange for $36,800 in cash. These options were granted on August 5, 2014, and had an exercise price of $1.15.

(viii)     During the nine months ended September 30, 2017, 171,695 options were exercised in exchange for $197,449 in cash. These options were granted on September 19, and December 17, 2014, and had an exercise price of $1.15.

(ix)           During the nine months ended September 30, 2017, 93,000 options were exercised in exchange for $106,950 in cash. These options were granted on August 5, 2014, and had an exercise price of $1.15.

(x)              During the nine months ended September 30, 2017, 30,416 options were exercised in exchange for $37,412 in cash. These options were granted on October 6, 2016, and had an exercise price of $1.23.

Cronos Group Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2017 and September 30, 2016

(Unaudited)

15.            Share-based payments (continued)

(b)              Summary of changes (continued)

(xi)           During the nine months ended September 30, 2017, 35,043 options were exercised in exchange for $40,299 in cash. These options were granted on August 5, 2014, and had an exercise price of $1.15.

(xii)        During the nine months ended September 30, 2017, 83,333 options were exercised in exchange for $41,667 in cash. These options were granted on August 5, 2016 and had an exercise price of $0.05.

(xiii)     During the nine months ended September 30, 2017, 1,250 options were exercised in exchange for $1,626 in cash. These options were granted on October 6, 2016 and had an exercise price of $1.23.

(xiv)    During the nine months ended September 30, 2017, 2,600,000 options were issued to a member of key management and a director of the Company. An additional 699,000 options were issued to employees and consultants of the Company. The total of 3,299,000 options had an exercise price of $3.14.

(xv)       During the nine months ended September 30, 2017, 1,775,000 options were issued to three members of key management and a director of the Company. An additional 1,128,000 options were issued to employees and consultants of the Company. The total of 2,903,000 options had an exercise price of $2.42.

The weighted average share price at the dates of exercise of options during the nine months ended September 30, 2017 was $2.45 (nine months ended September 30, 2016 - $Nil).

As at September 30, 2017, the Company had outstanding and exercisable options as follows:

		Weighted
	Number of	average exercise	Weighted average remaining
Grant date	options	price	contractual life (years)
December 17, 2014 (i)	435,000	$1.15	0.21
August 5, 2016 (ii)	1,141,667	0.50	3.85
October 6, 2016 (ii)	3,586,834	1.23	4.02
November 16, 2016 (iii)	300,000	1.50	0.62
November 21, 2016 (ii)	182,000	1.84	4.13
April 12, 2017 (ii)	3,299,000	3.14	4.53
August 23, 2017 (ii)	2,903,000	2.42	4.90
Outstanding at September 30, 2017	11,847,501	$2.00	4.14
Exercisable at September 30, 2017	2,443,083	$1.47	3.01

(i)                  These options vest immediately upon issuance, shall expire at the earlier of 180 days of the death, disability or incapacity of the holder or five years after the date of issue, and can only be settled in equity.

(ii)               These options vest evenly over a 48 month period, shall expire at the earlier of 180 days of the death, disability or incapacity of the holder or five years after the date of issue, and can only be settled in equity.

(iii)            These options vested on May 15, 2017, shall expire at the earlier of 180 days of the death, disability or incapacity of the holder or five years after the date of issue, and can only be settled in equity.

As at September 30, 2017, the weighted average exercise price of options outstanding is $2.00 (December 31, 2016 - $1.10). The weighted average exercise price of options exercisable is $1.47 (December 31, 2016 - $1.09).

Cronos Group Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2017 and September 30, 2016

(Unaudited)

15.            Share-based payments (continued)

(c)               Fair Value of Options Issued During the Period

The fair value of the options was determined using the Black-Scholes option pricing model. The following inputs were used:

	Nine months ended
	September 30,
	2017	2016
Share price at grant date	$1.16 - $3.27	$0.19 - $0.50
Exercise price	$2.42 - $3.14	$0.285 - $0.50
Risk free interest rate	0.96% - 1.43%	0.54% - 0.57%
Expected life of options (years)	5	0.25 - 5
Expected annualized volatility	55%	55% - 150%
Expected dividend yield	0%	0%
Weighted average Black Scholes value at grant date	$1.39	$0.40

(d)              Expenses Arising from Share-based Payment Transactions

Total expenses arising from share-based payment transactions recognized during the nine month period ended September 30, 2017 as part of stock-based compensation were $1,170,209 (2016 - $293,294).

16.            Earnings (loss) per share

Basic and diluted earnings (loss) per share are calculated using the following numerators and denominators:

	Three months ended		Nine months ended
	September 30,		September 30,
Numerator	2017	2016	2017	2016
Income (loss) attributable to common shareholders	$1,097,453	$(227,607)	$427,895	$(2,560,236)
Income (loss) used in computation of basic and
diluted earnings (loss) per share	$1,097,453	$(227,607)	$427,895	$(2,560,236)

	Three months ended		Nine months ended
	September 30,		September 30,
Denominator	2017	2016	2017	2016
Weighted average number of common shares for computation of basic earnings (loss) per share	134,913,931	64,067,295	130,782,161	64,067,295
Dilutive effect of warrants	3,585,814	—	3,585,814	—
Dilutive effect of options	5,093,115	—	5,093,115	—
Weighted average number of common shares for computation of diluted earnings (loss) per share	143,592,860	64,067,295	139,461,090	64,067,295

During the three month and nine month periods ended September 30, 2016, all instruments were anti-dilutive. As at September 30, 2017, 3,299,000 warrants with an exercise price of $3.14 were anti-dilutive, and therefore, excluded from the calculation of diluted earnings per share.

Cronos Group Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2017 and September 30, 2016

(Unaudited)

17.            Related party transactions and balances

The following is a summary of the Company’s related party transactions during the year:

(a)              Key management compensation

Key management personnel are persons responsible for planning, directing and controlling activities of an entity, and include executive and non-executive directors. Compensation provided to key management is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
Short-term employee benefits, including salaries and fees	$99,100	$(65,045)	$310,802	$60,850
Professional fees	56,015	16,950	127,129	94,850
Stock-based compensation	538,840	114,360	766,975	116,730
	$693,955	$66,265	$1,204,906	$272,430

As at September 30, 2017, there was a balance payable of $Nil to members of key management (December 31, 2016 -

18.            Contingencies

(a)              The following are related to Peace Naturals:

(i)                  Plants Claim. Peace Naturals is subject to a claim for $12 million for damages related to the death of 12 cannabis plants held in its care, amounting to $1 million per plant (the “Plants Claim”). The Company believes that the allegations are without merit and plans to vigorously defend itself; accordingly, no provision for loss has been recognized.

(ii)               MedCann Access Acquisition Claim. Peace Naturals, 8437718 Canada Inc., 8437726 Canada Inc., Michael Blaine Dowdle, Rade Kovacevic, Kevin Furet and 9388036 Canada Inc. (collectively, the “Plaintiffs”) commenced a claim against Peace Naturals and a number of other parties, for $15 million in damages as a result of an alleged breach of obligations to them by terminating a share purchase transaction for the acquisition of the Plaintiffs’ company, Medicann Access. The Company believes that the allegations contained in the statement of claim are without merit and plans to vigorously defend itself; accordingly, no provision for loss has been recognized

(iii)            Warrants Claim. Jeffrey Gobuty, brother to Mark Gobuty, ex-CEO of Peace Naturals, brought a claim against Peace Naturals for warrants valued at $250,000 that were purportedly issued by the ex-CEO. Peace Naturals believes that the allegations contained in the statement of claim are without merit and plans to vigorously defend itself; accordingly, no provision for loss has been recognized. The plaintiff has not actively pursued this claim in over a year.

Cronos Group Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2017 and September 30, 2016

(Unaudited)

19.            Income taxes

The Company’s statutory income tax rate is 26.5% for the nine month periods ended September 30, 2017 and September 30, 2016, representing the best estimate of the average annual effective tax rate expected to apply for the full year, applied to the pre-tax income of the six month periods.

Deferred tax liabilities have been offset by deferred tax assets relating to loss carryforwards where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

Movement in the net deferred tax liability is provided below:

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
Balance - beginning of period	$1,435,000	$97,000	$1,457,000	$195,000
Increase due to acquisition of Peace	—	1,400,000	—	1,400,000
Recognized in income	(76,000)	(63,000)	(98,000)	(161,000)
Balance - end of period	$1,359,000	$1,434,000	$1,359,000	$1,434,000

20.            Financial instruments

(i)                  Credit risk

Concentration of credit risk arises when a group of customers have similar characteristics such that their ability to meet their obligations is expected to be affected similarly by changes in economic or other conditions. Management’s opinion is that the Company’s concentration of credit risk consists principally of accounts receivable and loans receivable. The maximum exposure to credit risk is the carrying value of these financial assets. The Company manages credit risk by establishing reasonable allowances for non-collectible amounts with the allowance netted against the receivable balances on the statement of financial position.

(ii)               Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to review liquidity resources and ensure that sufficient funds are available to meet financial obligations as they become due. Further, the Company’s management is responsible for ensuring funds exist and are readily accessible to support business opportunities as they arise. The Company’s funding is provided in the form of capital raised through the issuance of shares and warrants.

The following represents an analysis of the age of trade payables:

	As at	As at
	September 30,	December 31,
	2017	2016
Current	$407,717	$146,848
Less than 30 days past billing date	241,359	149,892
31 to 60 days past billing date	17,324	33,049
61 to 90 days past billing date	16,876	15,992
Over 90 days past billing date	24,077	240,101
	$707,353	$585,882

Cronos Group Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2017 and September 30, 2016

(Unaudited)

20.            Financial instruments (continued)

(iii)            Market risk

(1)              Price risk

Price risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate due to changes in market prices. The value of the financial instruments can be affected by changes in interest rates, market and economic conditions, and equity and commodity prices. The Company is exposed to price risk in divesting its investments, and unfavourable market conditions could result in dispositions of investments at less than favourable prices. Further, in the revaluation of securities classified as available-for-sale, this could result in significant write-downs of the Company’s investments, which would have an adverse impact on the Company’s financial position.

The Company manages price risk by having a portfolio of securities from multiple issuers, such that the Company is not singularly exposed to any one issuer. The Company also has set thresholds on purchases of investments over which the approval of the Board of Directors is required.

(2)              Concentration risk

Concentration risk is the risk that any single investment or group thereof, has the potential to materially affect the operating results of the Company. The Company is exposed to this risk as all of its investments are currently within the medical marijuana industry. As such, the Company’s financial results may be adversely affected by the unfavourable performance of those investments or the industry in which they operate.

It is management’s opinion that the Company is not subject to significant interest rate risk.

21.            Fair value hierarchy

Assets recorded at fair value on the condensed interim consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets and liabilities;

Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 - valuation techniques using the inputs for the asset or liability that are not based on observable market data

In these condensed interim consolidated financial statements, classification of assets measured at fair value is as follows:

Level 1 - cash; other investments (Canopy, Hydropothecary, AbCann shares)

Level 2 - AbCann options;

Level 3 - other investments (Evergreen), biological assets.

The Company’s policy for determining when transfers between levels of the fair value hierarchy is deemed to have occurred is based on the date of the event or changes in circumstances that caused the transfer.

During the nine months ended September 30, 2017, Hydropothecary and AbCann became publicly traded. Due to these events, the investments in shares of Hydropothecary and AbCann were transferred out of Level 3 as the inputs for the valuation of the investment were no longer unobservable. The investments in Hydropothecary and AbCann were transferred into Level 1 of the fair value hierarchy, as the valuation of the investments is based on quoted prices in an active market.

Cronos Group Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2017 and September 30, 2016

(Unaudited)

22.            Subsequent events

(a)               On October 4, 2017, the Company’s wholly-owned subsidiary, announced the rebranding of In the Zone Produce Ltd., as Original BC Ltd. (“OGBC”). As part of this rebranding, OGBC’s legal name change became effective on October 16, 2017 and it was continued under the Business Corporations Act (Canada). The OGBC license under the ACMPR was amended to reflect the name change on October 20, 2017.

(b)              On November 8, 2017, the Company closed a bought deal public offering, including the full exercise of the over-allotment option. A total of 5,476,190 common shares of the Company were issued at a price of $3.15 per share for aggregate gross proceeds of $17,249,998.50. The offering was underwritten by a syndicate led by PI Financial Corp. as sole bookrunner and included Canaccord Genuity Corp.

(c)               Subsequent to September 30, 2017, on November 21, 2017, the plaintiffs (Tweed Inc., the successor in interest of 8437726 Canada Inc., operating as MedCann Access, and 9388036 Canada Inc.,) filed a notice with the Ontario Superior Court of Justice to wholly discontinue the Plants Claim against Peace Naturals.

(d)              Subsequent to September 30, 2017, the Company granted options for 200,000 common shares of the Company to certain employees, in accordance with the Company’s stock option plan. The options are exercisable at a price of $3.32 per common share and are subject to the terms of the Company’s stock option plan.

(e)               Subsequent to September 30, 2017, the Company disposed of 822,000 shares of AbCann Global Corp.

(f)                 Subsequent to September 30, 2017, on November 13, 2017, Peace Naturals, Cronos Group and certain directors were served with a claim for wrongful termination by a former employee of Peace Naturals. Peace Naturals and the Cronos Group believe that the allegations contained in the statement of claim are without merit and plans to vigorously defend itself.